Filed by Launch Two Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.
Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On September 3, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Traditional reactors depend on complex mechanical systems. NuSunᵀᴹ takes a different approach.

Our solid-state energy conversion design uses passive heat-pipe cooling and is designed without core cooling pumps, pressurizers, or a large pressure vessel. The result is a simpler architecture with fewer moving parts and multiple ways to deliver energy: industrial heat, heat and power, or electricity through thermophotovoltaic technology.

Simpler systems can mean fewer components to manufacture, maintain, and operate, a fundamental part of NuCube’s approach to making advanced nuclear more deployable.

NuCube X Post:

NuSunᵀᴹ takes a solid-state approach to nuclear energy production: passive heat-pipe cooling, fewer moving parts, and no core cooling pumps, pressurizers, or pressure vessels. The aim is simpler, more deployable nuclear energy.